

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

VIA U.S. MAIL

Gill Champion
President and Chief Operating Officer
POW! Entertainment, Inc.
9440 Santa Monica Boulevard #620
Beverly Hills, CA 90210

> **Re: POW! Entertainment, Inc.**
> **Registration Statement on Form 10**
> **Filed December 10, 2010**
> **File No. 000-52414**

Dear Mr. Champion:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

2. Please revise to remove subjective language such as "icon" on page 7 and "best-known figure" on page 9.

3. We refer to the Corporate Overview presentation dated December, 2010. We are unable to find any of the items discussed on page 5 for 2010 discussed in the Form 10. Please

revise the Form 10 as appropriate. We suggest you also revise this presentation to remove the second slide which incorrectly suggests you have a safe harbor for forward-looking statements.

Item 1 Business, page 2

General, page 2

4. Please revise to disclose here your revenues and net losses for the two most recent fiscal years and interim period.

5. Please revise the first paragraph of this section to clarify in a bolded sentence, if true, that POW! Entertainment does not receive revenues in the form of royalties or otherwise, from the creations you cite here.

The Company's Strategy, page 3

6. Please revise the second paragraph to clarify what you mean by "back-end participation" and explain how this participation would enable you to profit on a venture that is not "highly successful."

Projects in Development and Inventory, page 4

7. Please revise to discuss in greater detail the stages of production for projects "in development." Disclose what stage of development each of your projects is in and the anticipated timeframes until the projects would be completed and produced, if at all. If you engaged partners for any projects in development, identify the partners and disclose any financing or profit-sharing arrangements and file the agreements as exhibits to your amended registration statement.

8. Please revise to briefly explain why the "typical project" has "long odds" of ultimately being produced.

9. Please revise to briefly explain why you have not yet promoted those concepts in your inventory and disclose when, if ever, you anticipate promoting and developing these projects.

Agency Agreement, page 7

10. Please provide a written description of the oral agreement with CAA as an exhibit to your amended Form 10 or advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

The Animated and Live-Action Fantasy Entertainment Industry, page 8

11. Please revise the last sentence of this subsection to clarify that there is no guarantee that Stan Lee's subsequent projects will be produced at all or, if so, will be "smash hits" such as the character franchises you cite.

Item 1A. Risk Factors, page 9

We depend on our management, page 11

12. Please revise to state, if true, that you do not currently maintain key-man life insurance on Mr. Lee or Mr. Champion.

Item 2. Financial Information, page 15

Management's Discussion and Analysis, page 15

13. Please revise the introductory paragraph to delete references to the safe-harbor for forward-looking statements of the Private Securities Litigation Reform Act of 1995. We note that forward-looking statements made by penny stock issuers are excluded from the safe harbor. Refer to Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934. Make similar revisions in future filings and in any investor presentations.

Cash Requirements, page 18

14. We note that the heading of your first risk factor states that you will need additional financing to implement your business plan. Please revise your MD&A to quantify the amount of additional financing you believe you will need and your plans to raise those funds.

Research and Development, page 18

15. Please revise to disclose the stage of development for those projects that you expect to produce in 2011, the costs you have incurred to date to develop these projects, and the anticipated funds necessary to complete each project.

Results of Operations, page 19

16. We note that you received fees for development and licensing of "one-time projects" in 2008 and 2009. Please discuss the nature of these one-time projects in greater detail. Also, explain what you mean by '[the decrease in revenue] was anticipated as [you] negotiated for better 'back-end' deals." Revise to disclose the terms you successfully negotiated for your projects, or if negotiations are ongoing, so state and disclose the status of negotiations.

Liquidity and Capital Resources, page 21

17. With a view to revised disclosure, please provide us with support for your belief that "revenues from various deals that [you have] or are in the process of negotiating will make up all or a portion of the lost revenue."

Critical Accounting Estimates, page 22

18. We note that your critical accounting policies disclosures refer to note 1 of the financial statements. In this regard, we believe this disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.

Security Ownership of Certain Beneficial Owners, page 24

19. We note that you have excluded from the beneficial ownership calculation for Stan Lee those shares held by Joan Lee, although you disclose in footnote (3) that those shares may be deemed to be beneficially owned by Stan Lee and you include those shares in the calculation of shares owned by Executive Officers and Directors as a group. Please revise the calculation for Stan Lee to include all shares that he may be deemed to beneficially own or advise.

Item 5. Directors and Executive Officers, page 25

20. Please revise to limit each of the biographies to that information called for by Item 401(e) of Regulation S-K. We note in this regard that language in Stan Lee's biography such as "the man whose super heroes propelled Marvel to its preeminent position in the comic book industry" and "when SLM breach his employment agreement" is beyond the scope of Item 401(e).

Stan Lee Media, Inc. and Related Litigation, page 27

21. Please explain your disclosure that "the President and Chief Executive Officer [of SLM Media] was an unrelated third party."

22. We note that several statements in the last paragraph of this section appear to represent legal conclusions. Please revise to limit to a brief discussion of the factual basis alleged to underlie this proceeding or name counsel and provide an appropriate consent.

Item 6. Executive Compensation, page 30

23. Please clarify whether the cumulative financing condition was satisfied prior to or during fiscal year 2009 and, if not, the amount of compensation earned by your named executive officers during 2009 that was deferred.

Summary Compensation Table, page 31

24. We note that you have included in the salary column "cash compensation" and payments of compensation deferred from fiscal years prior to 2009. Please revise the salary column to disclose the dollar value of base salary <u>earned</u> during the fiscal year covered.

25. To the extent compensation earned by your named executive officers was deferred during fiscal year 2009, please revise the summary compensation table to include this amount in the appropriate column. Refer to Instruction 4 to Item 402(n) of Regulation S-K.

Shares Eligible for Future Sale, page 33

26. Please revise to disclose the number of common shares which could be sold in reliance on the safe harbor contained in Securities Act Rule 144.

December 31, 2009 Financial Statements, page 1

Consolidated Statements of Operations, page 3

27. Please revise your notes to the consolidated financial statements to disclose facts and circumstances surrounding the recognition of income from life insurance buyout in light of the significant amount recognized during the year ended December 31, 2009.

Notes to Consolidated Financial Statements, page 6

1. Organization and Summary of Significant Accounting Policies, page 6

Business Activity and Organization, page 6

28. Please tell us, and revise to disclose, when the wholly owned subsidiary QED was formed. Your response and revised disclosure should include when the rights to the intellectual property and creative assets were obtained and how the company determined such assets to have a $0 carrying value.

29. Please explain to us and revise your disclose to discuss in greater detail the underlying business purpose for which QED acquired rights to the intellectual property and creative assets of SLM in exchange for remuneration to be paid out of future revenues. Your response should discuss the assets the company acquired in this transaction and whether any participation payments have been made to date to SLM. If so, your revised disclosure should include the accounting treatment for such payments within your financial statements.

Revenue Recognition, page 8

30. We note from the revenue sources disclosure beginning on page 5 that the company receives revenue from multiple sources. Please expand your revenue recognition policy to disclose your policy with regard to each revenue source. Your response should specifically address how revenue from the contract with Silver Creek is recognized, including whether any payments are recognized on an upfront basis and why. Include the accounting guidance that supports the basis for your conclusions.

5. Concentrations, page 10

31. We note that the company generates a substantial portion of revenue from a small number of customers. In this regard, please revise to disclose whether revenues from any one customer exceeded 10% of the company's total revenues. Refer to ASC 280-10-50-42.

7. Income Taxes, page 10

32. Please revise to include all disclosures required by ASC 740-10-50. Specifically, disclosures regarding deferred tax assets, the amounts and expiration dates of net loss carryforwards, temporary differences, income statement related disclosures, and income tax expense compared to statutory expectations.

September 30, 2010 Financial Statements, page 2

Consolidated Balance Sheet, page 2

33. Please revise to include a balance sheet as of the end of the preceding fiscal year in accordance with Rule 8-03 of Regulation S-X.

Notes to Consolidated Financial Statements, page 6

10. Warrants, page 11

34. With regard to the September 9, 2010 issuance, please tell us how the company plans to account for the warrants. Your response should address why no amounts have been recorded at September 30, 2010 when the warrants were issued September 9, 2010. Include in your response how the November 18, 2010 amendment to the warrants

impacted the expense associated with the warrants. We may have further comment upon receipt of your response.

11. Subsequent Event, page 11

35. Please tell us how the company plans to account for the warrants issued December 2, 2010. Include the authoritative accounting guidance in your response that supports the basis for your conclusions.

Exhibit 10.1

36. It appears material has been omitted from Exhibit "A." Please refile Exhibit 10.1 to include the complete agreement, including exhibits, schedules, annexes, and appendicies, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director